

Mail Stop 3720

September 14, 2009

Via U.S. Mail and Fax
Christopher J. Foll
Chief Financial Officer
Hutchison Telecommunications International Limited

Hutchison Telecom Tower
99 Cheung Fai Road
Tsing Yi
Hong Kong

> **RE: Hutchison Telecommunications International Limited**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed May 27, 2009**
> **File No. 1-32309**

Dear Mr. Foll:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008
Item 5. Operating and Financial Review and Prospects, page 62

1.   Please note that Part D of Item 5 of Form 20-F requires that a registrant describe any known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. In this regard, we note that in May 2009, the company spun-off its mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong. While we note your discussion of this event in the subsection titled "Factors Affecting Our Results of Operations" on page 91, we believe a more thorough discussion is needed regarding how this known event will impact your results of operations and financial condition for the current fiscal year. Therefore, in future filings, please enhance your MD&A disclosure to discuss the impact of known trends, demands, commitments, events, or uncertainties which are reasonably likely to have material effects on your financial condition or results of operations.

Exhibits, page 130

2.   Instruction 4 to Item 19 requires you to file certain material contracts. Based on your disclosure on pages 117 and 118, we note that you have not filed certain related party contracts including, but not limited to, the Amended and Restated Senior Secured Revolving Credit/Term Loan Facility Agreement, as amended, and the Amendment Agreement to Non-Competition Agreement. Please advise whether these contracts with related parties are considered material contracts, and if not, why. In future filings, if you conclude they are material contracts, please file them.

3.   We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in agreements included as exhibits to your filing. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information. In future filings, please revise your disclosure to include a clear statement of the company's disclosure obligations with respect material contradictory information. In addition, please remove the clause that states that the representations and warranties in the agreements "may have been qualified by disclosures that were made to the other party or parties[.]" The company's obligation to consider whether additional disclosure is necessary in order to make the statements made not misleading applies to the representations and warranties as contained in the agreements filed as an exhibit to the Form 20-F.

        Furthermore, please revise to remove any potential implication that the information in agreements does not constitute public disclosure under the federal securities laws. In this regard, we note your statement that the representations and warranties contained in the agreements "may not describe our actual state of affairs at the date hereof and should not be relied upon."

Financial Statements
10. Profit on Disposal of Investments and Others, Net, page F-35

4.   Refer to item (d) "Other income, net" and explain to us the facts and circumstances concerning how and why the company received credit vouchers in compensation upon the waiver of certain contractual obligations of a key network supplier. Please specifically address each of the following questions as part of your response.

   a. Describe for us, in detail, the nature of the contractual obligations of the key network supplier including all of the contractual terms and conditions.
   b. Tell us if you had compensated the network supplier when they committed to the contractual obligations. Explain how and why they became obligated to you.
   c. Identify for us the specific IFRS literature that you are relying upon as a basis for your accounting.
   d. Explain to us why you did not account for the credit vouchers as a purchase discount.
   e. Tell us all of the terms of the credit vouchers including what they are for, the amount of credit, if they are transferable, all conditions attached to their utilization, and if they have an expiration date.
   f. Explain to us how you determined the fair value of the purchase vouchers, including all of your key assumptions and inputs.
   g. Explain to us the true losses the company incurred as a result of the network supplier not honoring its contractual obligations and tell us how you determined this amount.

23. Other Non-current Assets, page F-49

5.   We note your disclosure of the movement in your prepaid capacity and maintenance accounts. Please explain to us the nature of the items included in this balance and how they originated. Tell us why you are apparently paying many years in advance for capacity and maintenance. Also tell us how you realize the benefits of this asset and the basis for your amortization policy.

6.   Explain to us, in quantified detail, the nature of the items included within other receivables and prepayments as of December 31, 2008. Tell us why this line-item increased HK$1 billion in 2008.

38. Subsequent Events, page F-73

7.   Explain to us all of the terms of the April 2009 transactions disclosed in Note 38(c) and tell us how you are accounting for them. Specifically tell us if you recognized a gain and if so, explain how the amount was determined and your basis for recognition. Please include in your response a reference to the accounting literature as support for your accounting. Also,

explain to us the circumstances that enabled you to enter into these transactions and if the terms were consistent with what could be obtained in an arms-length transaction.

Form 20-F for Fiscal Year Ended December 31, 2007

8.   Please note we are reviewing of the information provided to us in your letter dated August 14, 2009 regarding your Form 20-F for the year ended December 31, 2007.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Christopher J. Foll
Hutchison Telecommunications International Limited
September 14, 2009
Page 5 of 5

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.   Please contact Jay Knight, at (202) 551-3370, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director